EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended
	April 3,	March 28,
	2009	2008
Computation of Earnings:
Income before income taxes	$86	$20
Add:
Interest expense	155	139
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	4
Interest portion of rent expense	18	19

Earnings as adjusted	$264	$183

Computation of Fixed Charges:
Interest expense	$155	$139
Capitalized interest	—	1
Amortization of debt premium/discount and expenses	4	4
Interest portion of rent expense	18	19

Fixed charges	$177	$163

Ratio of Earnings to Fixed Charges (A)	1.49	1.12

(A)	Ratios were calculated prior to rounding to millions.